Exhibit 21

Subsidiaries of Registrant

Name & Address	Year & State Inc.

Home Federal Savings Bank 1016 Civic Center Drive NW Rochester, MN 55901	1934 Federal Charter

Osterud Insurance Agency, Inc. DBA Home Federal Investment Svcs. 1016 Civic Center Drive NW Rochester, MN 55901	1983 MN

Security Finance Corporation 1016 Civic Center Drive NW Rochester, MN 55901	1929 MN